SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)1
Dyntek, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
268180304

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 10, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 7 pages

     1 The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	268180304	13D	Page	2	of	7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lloyd I. Miller, III ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-OO-AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		61,076,783

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		199,699,096

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,076,783

WITH	10	SHARED DISPOSITIVE POWER

		199,699,096

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	260,775,879 ** The beneficially owned shares reported herein consist of: (i) 7,188,285 shares of common stock; (ii) warrants to purchase 54,351,546 shares of common stock; and (iii) 199,236,048 shares of common stock convertible under certain Junior Secured Convertible Promissory Notes in the current aggregate amount of $15,938,883.97 (at a conversion rate of $0.08).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	83.6%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Introduction
     This constitutes Amendment No. 6 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Miller” or the “Reporting Person”), dated March 17, 2006, as amended (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Shares”) of Dyntek, Inc. (the “Company”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.
     Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Statement is hereby amended by adding at the end thereof the following:
     On January 10, 2008, Trust A-4 used $1,800,000 in cash consideration to acquire from the Company a Junior Secured Convertible Promissory Note dated January 10, 2008 with a maturity date of April 13, 2012 in the original principal amount of $1,800,000.00 (the “January 2008 Convertible Note”). A copy of the January 2008 Convertible Note is attached hereto as Exhibit 99.1 and hereby incorporated by reference.
     Item 4. Purpose of the Transaction
     Item 4 of the Statement is hereby amended by adding at the end thereof the following:
     The purpose of this Amendment No. 6 is to report that since the filing of Amendment No. 5 to the Statement, dated October 2, 2007, a material change occurred in the percentage of Shares beneficially owned by Miller in connection with Trust A-4’s purchase from the Company of the January 2008 Convertible Note. On January 10, 2008, Trust A-4, the Company and DynTek Services, Inc. entered into the First Amendment to Junior Secured Convertible Note Purchase Agreement and Security and Pledge Agreement (the “Amendment”) pursuant to which the Company issued and sold to Trust A-4 the January 2008 Convertible Note. The January 2008 Convertible Note may be converted into shares of the Company’s common stock at any time at the election of Trust A-4 at a conversion price of $0.08 per share. The Company has the option of paying interest on the January 2008 Convertible Note in either cash at 9% or in kind at 13% on each quarterly interest payment. In connection with certain anti-dilution protections, the conversion price on the pre-existing Convertible Notes was reduced from $0.175 to $0.08 upon the sale and issuance of the January 2008 Convertible Note. A copy of the Amendment is attached hereto as Exhibit 99.2.
     In connection with the Amendment, Trust A-4 and certain other investors set forth therein entered into a Registration Rights Agreement which provided certain rights of the investors thereto to cause the Company to register for resale certain securities set forth therein pursuant to the terms thereof (the “Registration Rights Agreement”). Such Registration Rights Agreement replaced any and all registration rights that the investors thereto previously had in being able to require the Company to register for resale certain securities previously issued by the Company to the investors thereto. A copy of the Registration Rights Agreement is attached hereto as Exhibit 99.3.
     In connection with the Amendment, the Company and Miller also agreed to change the terms of a previously issued Warrant issued by the Company to Miller (the “Warrant Amendment”). The Company had previously issued to Miller on March 8, 2006, a warrant to acquire up to 15.81% of the shares of capital stock of the Company on a fully diluted basis. In connection with the Warrant Amendment, the previously issued Warrant was modified to provide that the number of shares of common stock issuable upon exercise of such Warrant shall be fixed at an amount of 54,205,392 (subject to further adjustment as set forth therein). A copy of the Warrant Amendment is attached hereto as Exhibit 99.4.
     At the same time as entering into the Amendment, the Company, DynTek Services, Inc. and the purchasers set forth therein, entered into that certain Third Amendment to Note Purchase Agreement, Security and Pledge Agreements and Outstanding Notes, dated as of January 10, 2008 (the “Third Amendment”). In connection with the Third Amendment, the terms of (i) the Senior Notes (as defined therein) were modified to provide that the Company may pay interest in kind until March 31, 2010 as opposed to March 31, 2009 and the maturity date of such Senior Notes was extended from March 1, 2010 to March 1, 2011 and (ii) the Junior Notes (as defined therein) were modified to provide that the Company may pay interest in kind on all such Junior Notes through June 30, 2010 as opposed to June 30, 2009. A copy of the Third Amendment is attached hereto as Exhibit 99.5.
     The aforementioned description of the January 2008 Convertible Note, the Amendment, the Registration Rights Agreement, the Warrant Amendment, and the Third Amendment does not purport to be complete and is qualified in its entirety by reference to such documents filed as exhibits hereto.
     Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
     Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Miller may be deemed to beneficially own 260,775,879 Shares of the Company (83.6% of the Shares on the date hereof based on: (i) 58,234,989 Shares outstanding per the Company’s Quarterly Report on Form 10-Q filed on November 19, 2007; (ii) warrants to purchase 54,351,546 Shares beneficially held by Miller; and (iii) 199,236,048 Shares (assuming a full conversion of the outstanding principal amount of $15,938,883.97 owed under the Convertible Notes ant the January 2008 Convertible Note into Shares at the conversion rate of $0.08).
     As of the date hereof, 199,699,096 of such beneficially owned Shares are owned of record by Trust A-4 (total includes a warrant to purchase 48,077 Shares and 199,236,048 Shares that can be acquired upon the conversion of the Convertible Notes and the January 2008 Convertible Note); 298,104 of such beneficially owned Shares are owned of record by Milfam II L.P. (total includes a warrant to purchase 48,077 Shares); and 60,778,679 Shares are beneficially owned of record by Miller directly (total includes warrants to purchase 54,255,392 shares).
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P. and Miller directly.
     (c) The following details the transactions effected by Miller in the past 60 days: On January 10, 2008, Trust A-4 purchased from the Company the January 2008 Convertible Note for $1,800,000.
     (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On January 10, 2008, Trust A-4, the Company and DynTek Services, Inc. entered into the Amendment pursuant to which the Company issued and sold to Trust A-4 the January 2008 Convertible Note. The January 2008 Convertible Note may be converted into shares of the Company’s common stock at any time at the election of Trust A-4 at a conversion price of $0.08 per share. The Company has the option of paying interest on the January 2008 Convertible Note in either cash at 9% or in kind at 13% on each quarterly interest payment. In connection with certain anti-dilution protections, the conversion price on the pre-existing Convertible Notes was reduced from $0.175 to $0.08 upon the sale and issuance of the January 2008 Convertible Note.
     In connection with the Amendment, Trust A-4 and certain other investors set forth therein entered into a Registration Rights Agreement which provided certain rights of the investors thereto to cause the Company to register for resale certain securities issued by the Company to the investors thereto pursuant to the terms thereof. Such Registration Rights Agreement replaced any and all registration rights that the investors thereto previously had in requiring the Company to register for resale certain securities of the Company.
     In connection with the Amendment, the Company and Miller also agreed to the terms of the Warrant Amendment. The Company had previously issued to Miller on March 8, 2006, a warrant to acquire up to 15.81% of the shares of capital stock of the Company on a fully diluted basis. In connection with the Warrant Amendment, the previously issued Warrant was modified to provide that the number of shares of common stock issuable upon exercise of such Warrant would equal a fixed number of 54,205,392 (subject to further adjustment as set forth therein).
     At the same time as entering into the Amendment, the Company, DynTek Services, Inc. and the purchasers set forth therein, entered into a Third Amendment. In connection with the Third Amendment, the terms of (i) the Senior Notes (as defined therein) were modified to provide that the Company may pay interest in kind until March 31, 2010 instead of March 31, 2009 and the maturity date of such Senior Notes was extended until March 1, 2011 and (ii) the Junior Notes (as defined therein) were modified to provide that the Company may pay interest in kind on all such Junior Notes through June 30, 2010.
     Item 7. Materials To Be Filed As Exhibits:
99.1	Junior Secured Convertible Note, dated January 10, 2008, in the initial principal amount of $1,800,000 issued by DynTek, Inc. to Trust A-4 — Lloyd I. Miller.

99.2	First Amendment to Junior Secured Convertible Note Purchase Agreement and Security and Pledge Agreement, dated as of January 10, 2008, among DynTek, Inc., DynTek Services, Inc. and Trust A-4 — Lloyd I. Miller.

99.3	Registration Rights Agreement, made as of January 10, 2008, by and among DynTek, Inc. and each of the investors thereto.

99.4	DynTek, Inc. Warrant Amendment Agreement, entered into as of January 10, 2008, by and among DynTek, Inc., and Lloyd I. Miller, III.

99.5	Third Amendment to Note Purchase Agreement, Security and Pledge Agreements and Outstanding Notes, dated as of January 10, 2008, among DynTek, Inc., DynTek Services, Inc. and the purchasers named therein.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 23, 2008

/s/ Lloyd I. Miller, III
Lloyd I. Miller, III